UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-09328

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN and ESOP

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN and ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2006 and 2005

and

for the year ended December 31, 2006

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2006

INDEX

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 11

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at end of year) as of December 31, 2006	12 - 13

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ecolab Savings Plan and ESOP

St. Paul, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Ecolab Savings Plan and ESOP (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets held at end of year as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

ECOLAB SAVINGS PLAN and ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

(in thousands)	2006	2005

ASSETS

Investments, at fair value (Note 3):

Value of interest in registered investment companies	$358,106	$300,200

Value of interest in common/ collective trust	40,814	38,396

Ecolab stock fund	600,734	495,070

Participant loans	20,067	18,858

Total investments	1,019,721	852,524

Employer contributions receivable	456	—

Dividends receivable	1,516	1,357

Total assets	1,021,693	853,881

LIABILITIES

Accrued distributions and withdrawals	279	222

Net assets available for benefits, at fair value	1,021,414	853,659

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	490	572

NET ASSETS AVAILABLE FOR BENEFITS	$1,021,904	$854,231

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2006

(in thousands)	2006

Investment income:
Interest	$2,652
Dividends	20,208
Net appreciation in fair value of investments (Note 3)	146,120
Total investment income	168,980

Contributions:
Employee contributions	39,704
Employer contributions	18,900
Total contributions	58,604

Deductions:
Distributions and withdrawals	(59,614)
Plan expenses	(297)
Total deductions	(59,911)

Net increase	167,673

Net assets available for benefits:
Beginning of year	854,231

End of year	$1,021,904

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan documents for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain subsidiaries.  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $15,000 for 2006) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with enacted legislation ($5,000 in 2006).

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are invested entirely in the Ecolab Stock Fund.  Effective January 1, 2006 the Plan was amended to allow additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

Effective January 1, 2006 the Plan was amended to allow employees to immediately re-allocate Company matching contributions in the Ecolab Stock Fund to other investment funds within the Plan.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for the employer and employee contributions (except contributions for participants matching contributions in Puerto Rico) which are invested in the Ecolab Stock Fund.  The ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

Benefits to participants are limited to the vested amount in each participant’s account.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account.  Loans and in-service withdrawals for hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a penalty.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2006 had interest rates ranging from 4.0% to 9.5% and are due at various dates through January 2017.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.  Portions of the Ecolab Stock Fund are considered non-participant directed investments (see information regarding non-participant directed investments in Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NEW ACCOUNTING PRONOUNCEMENTS:

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the December 31, 2005 Statement of Net Assets Available for Benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on its financial statements.

2.         Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  The investment in the fully benefit-responsive investment contract (common/collective trust) is stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Participant loans are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

NET APPRECIATION IN THE FAIR VALUE OF INVESTMENTS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

CONCENTRATION OF MARKET RISK:

As of December 31, 2006 and 2005, approximately 59% and 58%, respectively of the Plan’s net assets were invested in the common stock of Ecolab Inc. The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distributions are made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.         Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005 are summarized as follows:

(in thousands)	2006	2005

Spartan U.S. Equity Index Fund	$96,763	$89,692

Dodge & Cox International Stock Fund	54,835	*

Ecolab Stock Fund	600,734	495,070

*   Investment individually does not represent 5 percent or more of the net assets available for benefits in the year indicated.

At December 31, 2006 and 2005, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $212,615,000 and $164,225,000 respectively.  At December 31, 2006, the Ecolab Stock Fund consists of 13,177,199 shares of the Company’s common stock and 4,949,694 units of a money market fund.  The value of each of these two components was approximately $595,784,000 of the Company’s common stock and $4,950,000 of the money market fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $146,120,000 as follows:

(in thousands)	2006

Investment in common/collective trust and registered investment companies	$28,146
Ecolab stock fund	117,974
$146,120

4.         Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2006 and 2005, and for the year ended December 31, 2006 are as follows:

(in thousands)	2006	2005

Net assets:
Ecolab Stock Fund	$388,119	$330,845

Year Ended 2006
Changes in net assets:
Dividends	$3,507
Net appreciation	77,118
Plan expenses	(62)
Contributions	18,441
Distributions and transfers	(41,730)
$57,274

5.         Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.         Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2006
Net assets available for benefits per the financial Statements	$1,021,904
Less: Adjustment from fair value to contract value For fully benefit-responsive investment contracts	(490)
Net assets available for benefits per the Form 5500	$1,021,414

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$168,980
Less: Adjustment from fair value to contract value of fully benefit-responsive investment contracts	(490)
Total investment income per the Form 5500	$168,490

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2006

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value
*	Fidelity Retirement	Mutual fund
	Money Market Portfolio	16,269,370 units		$16,269

*	Fidelity Government	Mutual fund
	Income Fund	1,866,670 units		18,741

*	Fidelity Puritan	Mutual fund
	Fund	2,000,823 units		39,956

*	Spartan U.S. Equity	Mutual fund
	Index Fund	1,928,297 units		96,763

*	Spartan Extended	Mutual fund
	Market Index Fund	298,834 units		11,514

*	Fidelity Freedom	Mutual fund
	Income Fund	79,250 units		915

*	Fidelity Freedom	Mutual fund
	2000 Fund	56,353 units		702

*	Fidelity Freedom	Mutual fund
	2005 Fund	14,416 units		167

*	Fidelity Freedom	Mutual fund
	2010 Fund	661,034 units		9,664

*	Fidelity Freedom	Mutual fund
	2015 Fund	179,205 units		2,186

*	Fidelity Freedom	Mutual fund
	2020 Fund	993,426 units		15,428

*	Fidelity Freedom	Mutual fund
	2025 Fund	135,430 units		1,729

*	Fidelity Freedom	Mutual fund
	2030 Fund	568,787 units		9,118

*   Party-in-interest

** Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN and ESOP

SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2006 (Continued)

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor	Rate of Interest, Collateral,	(d)**	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
*	Fidelity Freedom	Mutual fund
	2035 Fund	61,338 units		809

*	Fidelity Freedom	Mutual fund
	2040 Fund	444,899 units		4,218

*	Fidelity Retirement	Mutual fund
	Govmt Money Market	2,822 units		3

	Dodge & Cox International	Mutual fund
	Stock Fund	1,255,956 units		54,835

	PIMCO Total Return	Mutual fund
	Fund	1,233,446 units		12,803

	Washington Mutual	Mutual fund
	Investors Fund	519,267 units		18,102

	Harbor Capital	Mutual fund
	Appreciation Fund	475,684 units		15,864

	TCW Value Added I	Mutual fund
	Fund	1,506,301 units		19,567

	Vanguard Explorer Fund	Mutual fund
	Admiral Class	125,867 units		8,753

*	Managed Income	Common/collective trust
	Portfolio II	41,303,782 units		40,814

*	Ecolab Stock	Common Stock
		13,177,199 shares	183,206	595,784

*	Fidelity Money Market	Money Market
	Class I	4,949,694 units	4,950	4,950

*	Participant loans	Participant loans due
		at various dates through
		January 2017 (stated
		interest rates ranging
		from 4.0% to 9.5%)		20,067
				$1,019,721

*   Party-in-interest

** Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 28, 2007	By: /s/ Christine M. Larsen
Christine M. Larsen
HR Vice President, Compensation,
Benefits, HRIS & Payroll
Ecolab Inc.
(Plan Administrator)